

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

<u>**Via U.S. Mail and Fax (435) 636-0817**</u>
Mr. Brian E. Rodriguez
Chief Financial Officer
America West Resources, Inc.
57 West 200 South
Suite 400
Salt Lake City, UT 84101

> **Re: America West Resources, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-19620**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Description of Business, page 4

1.   We note your option to purchase the Como property. Please expand your disclosure to include the following information for this and each of your other material properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An explanation of the process by which mineral rights are acquired at this location and specific information about your property interests such as the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and the person who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

In the event these properties are not material include a statement to that effect. In addition, please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Competition, page 6

2.   Please update your disclosure to coincide with your 2008 production estimate for the Horizon mine as stated on page 28.

3.   Please add your weighted average coal price received to your production table and include your third party coal purchases.

The Current State of Development of the Property, Page 20

4.   We note your reference to a third party reserve report of recoverable coal that was prepared for your company. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of your filing, that report and any additional information necessary to establish the legal, technical and economic feasibility of the estimates you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased, or other.

- Maps showing property, mine permit and reserve boundaries and geology, recent and historic production areas, seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justification for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates, and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical, and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as an Adobe PDF file. If you wish to have the supplemental material returned, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

5.   Please disclose your proven and probable reserves separately, as defined in Industry Guide 7 for each of your mines and in a tabular format. Please also modify your disclosure to address the following points.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, leased or owned, and the average heat content (BTU) per pound and percentage sulfur content. Please do not report BTU content as "dry," but include natural moisture in your calculation.

- If coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in your total recoverable reserves.

- Disclose your percentage of compliance and non-compliance coal.

6. The definition of reserves requires that you have established legal, economic, and technical feasibility at the time of reserve determination. Some of the common problems with reserve calculations involve including non-recoverable coal under railroads, roads or highways, buildings, power lines, other structures protected by restrictions on mining, and in the roof of mines and barrier pillars. Please ensure that your reporting takes all legal, economic, and technical factors into account. For further details about our general concern, please read the general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

7. Please insert a small-scale map showing the location and access to your property to comply with Instruction 3.B to Item 102 of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that our EDGAR program now accepts digital maps so please include these maps in any future amendments and filings on EDGAR. It is relatively easy to include links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, consult the EDGAR manual and if you need addition assistance please call Filer Support at 202-942-8900.

Please submit the map with your reply.

Legal proceedings, page 24

8. We note your disclosure about Mine Safety and Health Administration (MSHA) citations and the steps you are taking to address these citations. Please expand your disclosure to include a discussion of your safety performance, safety programs, and statistical measures utilized to monitor performance, such as your occupational injury and frequency rates and comparisons to comparable national statistics; the discussion of your performance should be correlated with and demonstrated by these rates. It would be helpful to include baseline safety statistics and injury frequency rates, such as your total man hours, total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available.

Management's Discussion and Analysis, page 27

Overview, page 27

9.   We note your disclosure under this heading and on page F-21 indicating that you have
        three or four customers who each account for more than 10% of your revenues. Please
        comply with Item 101(c)(1)(vii) of Regulation S-K, which requires that you disclose the
        name of these customers and their relationship to you.

Liquidity and Capital Resources, page 30

10.   Given your financial condition and significant working capital needs for 2010, further
        disclosure appears necessary to comply with Item 303 of Regulation S-K and guidance
        regarding liquidity and capital resources in FRC § 501.13.b.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief